News release
For immediate publication

ART Announces Launch of SoftScan® Clinical Study

At Massachusetts General Hospital

Montreal, Canada, October 7, 2005 – ART Advanced Research Technologies Inc. (“ART”) (TSX: ARA), a Canadian medical device company and a leader in optical molecular imaging products for the healthcare and pharmaceutical industries, today announced that a SoftScan® clinical study is now underway at the first of its clinical research sites in the United States, Massachusetts General Hospital (MGH), in Boston, MA. Led by Dr. Daniel B. Kopans, Director of Breast Imaging at the Massachusetts General Hospital, and a leading authority on breast cancer screening, this clinical study will provide results to be used by ART in its submission to the U.S. Food and Drug Administration (FDA) to support the Company’s SoftScan Pre-Market Approval (“PMA”) application.

“This is an important milestone for our Company, a critical step to bringing the SoftScan breast imaging device to market, and we are honoured to be associated with such a prestigious clinical research site. With the addition of this site, we now have a total of three clinical study sites participating in our clinical trials for SoftScan,” declared Mrs. Micheline Bouchard, ART’s President & CEO.

“We are eager to begin imaging patients in this trial. Early detection using mammography has reduced the death rate from breast cancer, but mammography is not perfect. We hope that optical imaging will be able to help us to further reduce the deaths from these cancers,” indicated Dr. Daniel B. Kopans, Director of Breast Imaging at the Massachusetts General Hospital. “We also hope to prove that the SoftScan optical imaging system can improve our ability to diagnose breast cancers,” he added.

Massachusetts General Hospital, established in 1811, is the original and largest teaching hospital of Harvard Medical School, and conducts the largest hospital-based research program in the United States.

Further clinical research sites will be announced in late 2005 for additional pivotal studies, which ART plans to conduct in Canada and the United States.

About ART

ART Advanced Research Technologies Inc. is a leader in optical molecular imaging products for the healthcare and pharmaceutical industries. ART has developed two products based on its innovative technology. The first is eXplore Optix™, a molecular imaging device designed for monitoring physiological changes in living systems at the preclinical study phases of new drugs. eXplore Optix™ is distributed by GE Healthcare and is used by industry and academic leaders worldwide to bring new and better treatments to patients faster. The second is SoftScan®, a medical imaging device designed to improve the diagnosis and treatment of breast cancer. ART is commercializing its products in a global strategic alliance with GE Healthcare, a world leader in mammography and imaging. ART’s shares are listed on the TSX under the ticker symbol ARA. Visit ART online at www.art.ca

This press release may contain forward-looking statements subject to risks and uncertainties that would cause actual events to differ materially from expectations. These risks and uncertainties are described in ART Advanced Research Technologies Inc.’s regulatory filings with Canadian Securities Commissions and the Securities and Exchange Commission in the United States.

FOR FURTHER INFORMATION, PLEASE CONTACT:

ART Advanced Research Technologies Inc.
Sébastien Gignac: sgignac@art.ca
Corporate Secretary and General Counsel

Jacques (Jack) Raymond: jraymond@art.ca
Vice-President, Business Development
Tel. 514.832.0777

www.art.ca